Nicor Inc.
Consolidating Balance Sheet
December 31, 2002
(Millions)

	Nicor Inc.	Nicor Gas	Birdsall, Inc. (a)	Nicor Energy Ventures Company (b)
ASSETS				
Current assets				
Cash and cash equivalents	$ 0.9	$ 182.2	$ 17.4	$ 16.6
Short-term investments, at cost which approximates market	—	—	25.3	0.4
Receivables	92.2	393.1	32.4	52.2
Notes receivable — joint ventures	—	—	—	—
Gas in storage	—	18.6	—	33.7
Deferred gas costs	—	—	—	—
Deferred income taxes	2.5	31.4	1.0	—
Other	4.5	12.2	6.2	2.0
	100.1	637.5	82.3	104.9
Investments in continuing subsidiaries	1,424.5	—	—	—
Property, plant and equipment, at cost				
Gas distribution	—	3,558.1	—	—
Shipping	—	—	309.1	—
Other	0.2	—	—	5.4
	0.2	3,558.1	309.1	5.4
Less accumulated depreciation	0.2	1,910.1	164.7	1.0
	—	1,648.0	144.4	4.4
Prepaid pension costs	—	177.1	—	—
Other assets	14.6	82.2	96.1	6.4
	$ 1,539.2	$ 2,544.8	$322.8	$ 115.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nicor Horizon, Inc.	Nonoperating Subsidiaries, Adjustments and Eliminations	Consolidated
ASSETS			
Current assets			
Cash and cash equivalents	$ 0.9	$ (142.8)	$ 75.2
Short-term investments, at cost which approximates market	—	—	25.7
Receivables	—	(102.5)	467.4
Notes receivable — joint ventures	—	—	—
Gas in storage	—	—	52.3
Deferred gas costs	—	—	—
Deferred income taxes	—	—	34.9
Other	—	27.3	52.2

		0.9		(218.0)		707.7
Investments in continuing subsidiaries		—		(1,424.5)		—
Property, plant and equipment, at cost						
Gas distribution		—		—		3,558.1
Shipping		—		—		309.1
Other		—		—		5.6
		—		—		3,872.8
Less accumulated depreciation		—		—		2,076.0
		—		—		1,796.8
Prepaid pension costs		—		—		177.1
Other assets		18.5		—		217.8
	$	19.4	$	(1,642.5)	$	2,899.4

(a)	From Birdsall, Inc. consolidated column on Exhibit A-5.
(b)	From Nicor Energy Ventures Company consolidated column on Exhibit A-8.

Note: Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.

Nicor Inc.
Consolidating Balance Sheet
December 31, 2002
(Millions)

	Nicor Inc.	Nicor Gas	Birdsall, Inc. (a)	Nicor Energy Ventures Company (b)
LIABILITIES AND CAPITALIZATION				
Current liabilities				
Long-term obligations due within one year	$ —	$ 100.5	$ —	$ —
Short-term borrowings	744.5	315.0	22.5	38.7
Accounts payable	18.0	461.7	31.7	54.7
Accrued gas costs	—	67.3	—	—
Accrued mercury-related costs	—	5.0	—	—
Accrued dividends payable	20.3	21.1	—	—
Other	(22.4)	46.4	(10.5)	(0.3)
	760.4	1,017.0	43.7	93.1
Deferred credits and other liabilities				
Deferred income taxes	22.7	253.5	103.5	2.0
Regulatory income tax liability	—	62.2	—	—
Unamortized investment tax credits	—	37.5	—	—
Accrued mercury-related costs	—	18.4	—	—
Other	23.3	145.2	1.5	2.9
	46.0	516.8	105.0	4.9
Capitalization				
Long-term debt	—	396.2	—	—
Preferred stock				
Redeemable	4.3	5.6	—	—
Nonredeemable	—	1.4	—	—
Common stock	110.0	76.2	0.5	8.4
Paid-in capital	3.8	108.0	—	3.8
Retained earnings	621.3	424.5	173.6	5.4
Unearned compensation	(0.3)	—	—	—
Accum. other comprehensive income	(6.3)	(0.9)	—	0.1
	732.8	1,011.0	174.1	17.7
	$ 1,539.2	$ 2,544.8	$ 322.8	$ 115.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nicor Horizon, Inc.	Nonoperating Subsidiaries, Adjustments and Eliminations	Consolidated
LIABILITIES AND CAPITALIZATION			
Current liabilities			
Long-term obligations due within one year	$ —	$ (0.5)	$ 100.0
Short-term borrowings	—	(805.7)	315.0
Accounts payable	0.3	(10.1)	556.3
Accrued gas costs	—	—	67.3

Accrued mercury-related costs	—	—	5.0
Accrued dividends payable	—	(21.1)	20.3
Other	(4.0)	25.5	34.7
	(3.7)	(811.9)	1,098.6
Deferred credits and other liabilities			
Deferred income taxes	4.3	0.1	386.1
Regulatory income tax liability	—	—	62.2
Unamortized investment tax credits	—	—	37.5
Accrued mercury-related costs	—	—	18.4
Other	—	(5.2)	167.7
	4.3	(5.1)	671.9
Capitalization			
Long-term debt	—	—	396.2
Preferred stock			
Redeemable	—	(5.6)	4.3
Nonredeemable	—	(1.4)	—
Common stock	1.0	(86.1)	110.0
Paid-in capital	16.5	(128.3)	3.8
Retained earnings	0.9	(604.5)	621.2
Unearned compensation	—	—	(0.3)
Accum. other comprehensive income	0.4	0.4	(6.3)
	18.8	(825.5)	1,128.9
	$ 19.4	$ (1,642.5)	$ 2,899.4

(a)   From Birdsall, Inc. consolidated column on Exhibit A-5.
(b)   From Nicor Energy Ventures Company consolidated column on Exhibit A-8.

Note: Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.